Fuxing China Group Limited

January 17, 2025

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	SiSi Cheng
Kevin Woody
Eranga Dias
Asia Timmons-Pierce

Re:	Fuxing China Group Limited
Amendment No. 5 to Registration Statement on Form F-1
Filed December 26, 2024
File No. 333-278459

Ladies and Gentlemen:

This letter is in response to the letter dated January 13, 2025, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Fuxing China Group Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment No. 6 to our Registration Statement on Form F-1 (“Amendment No. 6”) is being filed to accompany this letter.

Amendment No. 5 to Registration Statement on Form F-1 filed December 26, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Working Capital, page 74

1. We note your disclosure of your extension of credit terms for major customers during the six months ended September 30, 2024. Please revise to disclose the reason for the extension of credit terms, when you expect the outstanding accounts receivable to be paid, and how it will impact your current and future liquidity.

Response: In response to the Staff’s comments, we have revised our disclosure on page 74 of Amendment No.6 accordingly.

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We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Shaolin Hong
Name:	Shaolin Hong
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

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